July 12, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Suzanne Hayes

Re:	Regions Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 000-50831

Dear Ms. Hayes:

Regions Financial Corporation (the “Company”) has received the comment letter from the Staff dated July 1, 2011 addressed to David J. Turner, Jr. relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”), which was filed with the Securities and Exchange Commission on February 24, 2011.

The Company notes that the Staff has requested that the Company either: (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to these comments. The Company has carefully reviewed and considered the Staff’s comments, and is in the process of preparing a response to these comments. The company expects that it will be in a position to respond to all of the Staff’s comments by July 25, 2011, and would be grateful if the Staff could accommodate the Company in this regard.

Should you have any questions or wish to discuss the foregoing, please feel free to contact me at (205) 264-4972.

Sincerely,

/s/ Hardie B. Kimbrough, Jr.

Hardie B. Kimbrough, Jr.
Executive Vice President/Controller

cc:	Securities and Exchange Commission:

Staci Shannon

Stephanie Hunsaker

Michael Seaman

Sullivan & Cromwell LLP:

Rodgin Cohen

Jared Fishman